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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 8)
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                             -----------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                  Milton Cooper
                           Kimco Realty Services, Inc.
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020

                                 (516) 869-9000
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                December 14, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.     Name of Reporting Person

              Kimco Realty Services, Inc.

2.     Check The Appropriate Box If A Member of Group |_|

3.     SEC Use Only

4.     Source of Funds

              OO, WC

5.     Check Box If Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e) |_|

6.     Citizenship or Place of Organization

              Delaware

              7.    Sole Voting Power
                          0
Number of
Shares        8.    Shared Voting Power
Beneficially              724,294
Owned By
Reporting     9.    Sole Dispositive Power
Person With               0

              10.   Shared Dispositive Power
                          724,294

11.    Aggregate Amount Beneficially Owned By Each Reporting Person

              724,294

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares |X| (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.    Percent Of  Class Represented By Amount In Row (11)

             37.6%

14.    Type of Reporting Person

             CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.     Name of Reporting Person

              KC Holdings, Inc.

2.     Check The Appropriate Box If A Member of Group |_|

3.     SEC Use Only

4.     Source of Funds

              WC

5.     Check Box If Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e) |_|

6.     Citizenship or Place of Organization

              Delaware

              7.    Sole Voting Power
                          67,803
Number of
Shares        8.    Shared Voting Power
Beneficially              0
Owned By
Reporting     9.    Sole Dispositive Power
Person With               67,803

              10.   Shared Dispositive Power
                          0

11.    Aggregate Amount Beneficially Owned By Each Reporting Person

              67,803

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares |X| (excludes Shares held by KC Holdings, Inc.)

13.    Percent Of Class Represented By Amount In Row (11)

              3.5%

14.    Type of Reporting Person

              CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.    Name of Reporting Person

              Milton Cooper

2.    Check The Appropriate Box If A Member of Group |_|

3.    SEC Use Only

4.    Source of Funds

              OO

5.    Check Box If Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

              U.S.A.

              7.    Sole Voting Power
                          153,893
Number of
Shares        8.    Shared Voting Power
Beneficially              792,097
Owned By
Reporting     9.    Sole Dispositive Power
Person With               153,893

              10.   Shared Dispositive Power
                          792,097

11.    Aggregate Amount Beneficially Owned By Each Reporting Person

              945,930

12.    Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares |_|

13.    Percent Of  Class Represented By Amount In Row (11)

              49.1%

14.    Type of Reporting Person

              IN

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      This Amendment No. 8 amends and supplements the Schedule 13D filed on
January 21, 1986, as amended by Amendment No. 1 thereto filed on April 21, 1986, Amendment No. 2 thereto filed on October 16, 1986, Amendment No. 3 thereto filed on November 18, 1986, Amendment No. 4 filed on July 3, 1997, Amendment No. 5 filed on August 25, 1997, Amendment No. 6 filed on October 27, 1997 and Amendment No. 7 filed on November 25, 1997 (as amended, the "Schedule 13D") by Milton Cooper, KC Holdings, Inc. and Kimco Realty Services, Inc. as follows (unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 3. Source and Amount of Funds or Other Consideration

            On December 14, 2000 Services purchased 68,830 Shares for $10.50 per share in cash from three related parties in a privately negotiated transaction.

            The funds to purchase the 68,830 Shares totaling $722,715 were obtained from (i) Services' working capital and (ii) a loan from Kimco Realty Corporation.

Item 5. Interest in Securities of the Issuer

            (a)-(b) Services beneficially owns an aggregate of 724,294 Shares, or approximately 37.6% of the outstanding Shares.

            KC Holdings beneficially owns an aggregate of 67,803 Shares, or approximately 3.5% of the outstanding Shares.

            Mr. Cooper beneficially owns an aggregate of 153,893 Shares, or approximately 8% of the outstanding Shares. By virtue of his ownership of approximately 7.7% of the capital stock of KC Holdings and his being the President and a Director of KC Holdings and President, Director and the holder of a majority of the common stock of Services, Mr. Cooper may be deemed to also be the beneficial owner of the 67,803 and 724,294 Shares held by KC Holdings and Services, respectively.

            The percentages stated in this section are based on 1,925,758 Shares reported by the Companies to be outstanding as of September 30, 2000 in the Companies' Quarterly Report (Form 10-Q) filed November 13, 2000.

            Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Mr. Cooper, as President, a Director and the holder of a majority of common stock of Services and 7.7% stockholder of KC Holdings, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services and KC Holdings.

            Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

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                                    SIGNATURE

      After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Kimco Realty Services, Inc.


                                    By:  /s/ Milton Cooper
                                         -------------------------------------
                                    Name: Milton Cooper
                                    Title: President

Dated: December 21, 2000

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                                    SIGNATURE

      After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    KC Holdings, Inc.


                                    By:  /s/ Milton Cooper
                                         -------------------------------------
                                    Name: Milton Cooper
                                    Title: President

Dated: December 21, 2000

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ Milton Cooper
                                    ------------------------------------------
                                    Milton Cooper

Dated December 21, 2000